UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of New Chief Financial Officer

On May 1, 2025, Mr. Sergey Savchenko was appointed as Chief Financial Officer of the Company. Mr. Steve Parkes, who has served as the Company’s Chief Financial Officer since December 10, 2024, will transition out of the role.

Mr. Savchenko, 57, has more than 20 years’ experience in a variety of senior and executive positions in accounting and finance, including public and corporate accounting, treasury and cash management, corporate finance and investor relations. Prior to joining the Company, Mr. Savchenko spent over three years consulting special purpose acquisition companies on various aspects of accounting and financial reporting, initial public offerings, and mergers. Mr. Savchenko was engaged by Sizzle Acquisition Corp., which merged with and into a wholly owned subsidiary of the Company as part of the business combination which resulted in the Company becoming publicly traded. Mr. Savchenko holds an MBA from William E. Simon School of Business Administration at University of Rochester with concentrations in public accounting and corporate finance. He is also a CPA in the state of New Jersey and a Chartered Accountant from Canada.

Other Appointments

Also on May 1, 2025, Mr. George Karageorge was appointed as Chief Technical Officer, Mr. Thomas McNamara was appointed as Director of Corporate Development & Investor Relations, and Mr. John Thomas was appointed as General Counsel of the Company. Ms. Anna Sloboda stepped down from her role as Chief Strategy Officer.

Mr. Karageorge most recently served as Managing Director and Geologist for Geosan Consulting. He was also the CEO and Managing Director of MinRex Resources Ltd,, a mining company with projects primarily located in Western Australia, CEO and Managing Director of Argent Minerals, a company specializing in exploration and discovery of precious and base metal deposits in Australia, and as CEO of Blue Bird Battery Metals, a mining company with properties in Australia and Canada. He was also one of the founding shareholders and geologist for Pilbara Minerals Limited at the Pilgangoora Lithium-Tantalum Project. Mr. Karageorge holds a Bachelor’s degree in Geological/Geophysical Engineering from Curtin University.

Prior to joining the Company, Mr. McNamara served as Principal Consultant at T-Macro Advisors, where he primarily covered Metals & Mining, Energy, and all Natural Resources, providing in-depth analysis on market valuations, regulatory environments, and operational efficiencies. Before that, he spent over a decade at Impala Asset Management, where he co-managed the Impala Natural Resources Fund, leading investment strategies and client relationship development in cyclical industries. Mr. McNamara studied mining, engineering, and mineral economics at Columbia School of Engineering’s Henry Krumb School of Mines and holds a Bachelor of Arts in History with an Accounting minor from Providence College.

Mr. Thomas has more than 30 years’ legal experience supporting a range of manufacturing and distribution businesses. Mr. Thomas most recently served as General Counsel for Medtronic’s medical device operations across all of the Greater China Region. Prior to that, Mr. Thomas served (i) as General Counsel for Genzyme’s biotech operations across all of Asia (based in Singapore), (ii) as Vice President for Dole Food (based in Manila), (iii) as General Counsel and M&A Director for Boca Raton-based Tyco International and (iv) as Associate General Counsel for Astra International (based in Jakarta). As needed, he has also taken on ad hoc assignments to manage government relations, compliance, IP and regulatory affairs. Mr. Thomas holds a Bachelor of Science from Georgetown University in Chinese Language and Literature, a Master of Arts from Cornell University in Japanese Studies, and a Juris Doctorate from the University of Hawaii at Manoa.

On May 2, 2025, the Company issued a press release announcing, among other things, the appointment of Messrs. Savchenko, Karageorge, McNamara, and Thomas. A copy of this press release is furnished as Exhibit 99.2 herewith.

Issuance of Shares to Rimbal in Connection with Tanbreez Acquisition

On April 28, 2025, Critical Metals Corp. (the “Company”) issued 5,000,000 ordinary shares of the Company, par value $0.001 per share (the “Shares”), to Rimbal Pty Ltd. (“Rimbal”). The Shares were issued to Rimbal pursuant the make-whole provision contained in Section 8 of that certain Amended and Restated Heads of Agreement, dated as of July 19, 2024 (the “Heads of Agreement”), by and between the Company and Rimbal, which is the agreement that sets forth the terms by which the Company will acquire the Tanbreez Green Rare Earth Mine. The Heads of Agreement was originally filed with the SEC on a Form 6-K filed on July 25, 2024. The Shares were issued in a private placement transaction, exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. The Shares are subject to customary registration rights in favor of Rimbal.

Lock-Up Agreement

On May 1, 2025, the Company entered into an agreement with Rimbal and European Lithium Limited (“European Lithium”) pursuant to which Rimbal and European Lithium agreed not to sell the Company’s ordinary shares in ordinary brokerage or open-market transactions for a period of 180 days (the “Lock-Up Agreement”). The Lock-Up Agreement does not prohibit pledges, gifts or other transfers of shares, or sales by either Rimbal or European Lithium in block trades or similar privately negotiated transactions.

Incorporation by Reference

The information contained in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-280017), Form F-3 (File No. 333-286326) and Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-278400) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Amended and Restated Heads of Agreement. dated as of July 19, 2024, between Critical Metals Corp and Rimbal Pty Ltd. (incorporated by reference to Exhibit 1.1 to Critical Metals Corp.’s Form 6-K filed with the SEC on July 25, 2024).
99.2	Press Release of Critical Metals Corp., dated as of May 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: May 2, 2025

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